TO: SECURITIES EXCHANGE COMMISSION

82-34

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

RECEIVED
2005 SEP -1 P 12:3

05010919

Week Ending 1st September, 2005

Wildcat Exploration Wells

Ras Abu Darag 1/ST2/ST3

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 31/08/05 (Cairo Time)	Ras Abu Darag 1/ST2/ST3 is being plugged and abandoned after failing to encounter commercial hydrocarbons. The well reached a total depth of 5532m with no progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

SUPPL

Caldita 1

Type	Gas Exploration	
Location	Offshore Northern Territory, Timor Sea NT/P61, 55km E of Evans Shoal 1, and some 275km N of Darwin.	
Status at 0600hrs 01/09/05	Running wireline logs. The current depth is 4037m with 9m progress for the week.	
Planned Total Depth	4325m	
Interest	ConocoPhillips Australia Exploration Pty Ltd	60.00%
	Santos Group	40.00%
Operator	ConocoPhillips Australia Exploration Pty Ltd	

Windula 1

Type	Oil/Gas Exploration	
Location	ATP 259P, Queensland, Cooper Basin 9.4km SE of Cook 2, 20.0 km NW of Beeree 2, and some 90km NW of the Ballera Gas Plant.	
Status at 0600hrs 01/09/05	Conditioning hole prior to running surface casing. The current depth and progress for the week is 742m. Windula 1 spudded on 30/08/05.	
Planned Total Depth	2772m	
Interest	Santos Group	60.0625%
	Delhi	23.2%
	Origin	16.5%
	Origin CSG Ltd.	0.2375%
Operator	Santos Group	

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

Yamala 2

Type	Gas Exploration	
Location	ATP 553P, Denison Trough, Bowen Basin, Queensland, 1.8km NE of Yamala 1, 20.0 km E of the township of Emerald.	
Status at 0600hrs 01/09/05	Conducting DST 1 over the Bandanna Fm. The current depth and progress for the week is 210m. Yamala 2 spudded on 28/08/05.	
Planned Total Depth	1024m	
Interest	Santos Group	50.0%
	Origin CSG Ltd.	50.0%
Operator	Santos Group	

dlw 9/7

During the week ending 1st September, 2005 Santos Limited also participated in 5 delineation and 18 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 1st September, 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2 ST4/ST5

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin, 1.6km E of Jeruk 1, 35.0km SW of the Oyong Field, and some 40km SE of Surabaya. Jeruk 2 ST4/ST5 are appraisal sidetracks drilled out of the existing Jeruk 2 wellbore.	
Status at 0300hrs 01/09/05	Drilling out 178mm casing shoe. The current depth is 5027m with no progress for the week. Jeruk 2 ST5 will drill ahead to further evaluate the reservoir section.	
Planned Total Depth	5080m	
Interest	Santos Group	45.0%
	Singapore Petroleum Sampang Ltd	40.0%
	Cue Sampang Pty Ltd	15.0%
Operator	Santos Group	

Derrilyn 2

Type	Oil Appraisal	
Location	PPL 114, South Australia, Cooper Basin 0.31km N of Derrilyn 1, 2.2km SW of Calamia West 1and some 40 km S of the Moomba Gas Plant.	
Status at 0600hrs 01/09/05	Drilling ahead. The current depth and progress for the week is 12m. Derrilyn 2 spudded on 01/09/05.	
Planned Total Depth	1527m	
Interest	Santos Group	65.0%
	Stuart Petroleum	35.0%
Operator	Santos Group	

Winninia South 1

Type	Near Field Exploration PL 150, Queensland, Cooper Basin former Total 66 Block	
Location	3.3km SW of the Winninia 1, 3.8 km N of Psyche 1, and some 50km S of the Ballera Gas Plant.	
Status at 0600hrs 01/09/05	Winninia South 1 has been cased & suspended as a future Permian gas producer. The well reached a total depth of 2238m with no progress for the week. A Drill Stem Test of the Adori Sst over the interval 1844m-1853m recovered a full string of formation water. The rig was released on 28/08/05.	
Planned Total Depth	2216m	
Interest	Santos Group	60.0625%
	Delhi	23.2%
	Origin	16.5%
	Origin CSG Ltd.	0.2375%
Operator	Santos Group	

Winninia North 4

Type	Gas Appraisal PL 177, Queensland, Cooper Basin former Total 66 Block	
Location	1.3km NW of Winninia North 1, and some 50km S of the Ballera Gas Plant.	
Status at 0600hrs 01/09/05	Drilling ahead. The current depth and progress for the week is 18m. The well spudded on 01/09/05.	
Planned Total Depth	2434m	
Interest	Santos Group	60.0625%
	Delhi	23.2%
	Origin	16.5%
	Origin CSG Ltd.	0.2375%
Operator	Santos Group	

During the week ending 1st September, 2005 Santos Limited also participated in 5 delineation and 18 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 1st September, 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

M.E. Garcia 1 ST1

Type	Gas Delineation	
	Texas, USA	
Location	North Raymondville Prospect, Willacy County Approximately 6km NE of Santos' Petru Gas Field.	
Status at 1500hrs 31/08/05	M.E. Garcia 1 ST1 has been plugged and abandoned. The well reached a total depth of 4267m with no progress for the week. The rig was released on 28/08/05.	
Planned Total Depth	4511m	
Interest	Santos Group	85%WI
	Sabco	15%WI
Operator	Santos Group	

FOR FURTHER INFORMATION PLEASE CONTACT:

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues ***NOT APPLICABLE***

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	2,087
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

End of restriction period for 2,087 shares issued on 1 July 2004 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.95 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
590,342,063	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
118,681	(*ii*) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
51,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
51,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
3,950,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 31 August 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	50,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	As to 50,000 shares at $6.69 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 50,000 options granted on 6 June 2001 pursuant to the Santos Executive Share Option Plan.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	01 September 2005

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

590,392,063	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
51,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
51,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
3,900,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14 Class of securities to which the offer relates

15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	

31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 01 September 2005
Company Secretary

Print name: WESLEY JON GLANVILLE